STOCK EXCHANGE AGREEMENT

      THIS STOCK EXCHANGE AGREEMENT (this "Agreement") is entered into and is effective for all purposes as of the 10th day of February, 1997, by and between TLC The Laser Center, Inc., a corporation organized under the laws of Ontario ("TLC") and J. James Thimons, O.D. ("Thimons").

                                    RECITALS

      WHEREAS, Thimons is a shareholder of 20/20 Laser Centers, Inc., a Maryland corporation ("20/20") as well as a holder of certain options to purchase stock in 20/20 (the "Options"), pursuant to that certain Stock Option Agreement between 20/20 and Thimons dated as of August 1, 1996 (the "Option Agreement").

      WHEREAS, 20/20 and TLC have entered into a Share for Share Exchange Agreement dated as of December 15, 1996 (the "TLC Exchange Agreement") pursuant to which TLC is offering to purchase all of the outstanding shares of 20/20 from its existing shareholders.

      WHEREAS, Thimons received his Options in consideration of personal services provided to 20/20 pursuant to that certain letter of agreement dated September 9, 1996 (the "City Organizer Agreement") describing Thimons's responsibilities and compensation in connection with being an O.D. City Organizer in the New York Metropolitan area. In addition, Thimons is a party to that certain Team Optometrist Agreement dated September 23, 1996 among Thimons, 20/20, and 20/20 Laser Vision Correction Associates, P.C. (the "Team Optometrist Agreement"). The City Organizer Agreement and the Team Optometrist Agreement shall be referred to herein collectively as the "Services Agreements".

      WHEREAS, it is in the best interests of 20/20 and TLC that Thimons continue to provide his personal services under the existing Services Agreements.

      WHEREAS, Thimons is willing to continue to provide services pursuant to the terms and conditions of the existing Service Agreements so long as TLC enters into this agreement concerning the exchange of shares at the time Thimons exercises his outstanding options to purchase shares of 20/20, and TLC is willing to do so on the terms and conditions set forth below.


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      NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to the following terms:

      1. Ratification of Services Agreements. The parties hereto ratify and confirm the Services Agreements and acknowledge that they are in full force and effect.

      2. Share Exchange. In the event Thimons exercises his options to purchase 20/20 stock pursuant to the Option Agreement on or before March 1, 1999, then promptly after the exercise of such option, TLC agrees to issue TLC stock in exchange for the 20/20 stock purchased by Thimons, at an exchange ratio of
 .37517 shares of TLC stock for each share of 20/20 stock and Thimons agrees to accept such exchange of TLC stock, subject to the provisions of paragraphs 4 and 8 below. In the event any Options are not exercised on or before March 1, 1999, then the obligations of TLC and Thimons under this paragraph 2 shall be null and void with respect to such Options.

      3. Continuance of Services Agreements. Thimons agrees not to give notice of termination of his Services Agreements with 20/20 prior to the earlier to occur of (i) the closing of the TLC stock exchange pursuant to the TLC Exchange Agreement, or (ii) the termination of the TLC Exchange Agreement.

      4. Adjustment of Option Shares and Change in Capital Structure.

            a. This Agreement shall not affect in any way the right or power of TLC or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in TLC's capital structure or its business, or any merger or consolidation of TLC, or any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the common stock or the rights thereof, or the dissolution or liquidation of TLC, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

            b. If TLC shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the common stock outstanding, without receiving compensation therefor in money, services or property, then (1) the number, class, and per share price of shares of common stock to be exchanged hereunder shall be appropriately adjusted in such a manner as to entitle Thimons to receive upon exercise of an Option, for the same aggregate cash consideration, the same total number and class of shares as he would have received had Thimons exercised his Option in full immediately prior to the event requiring the adjustment; and


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      (2) the number and class of shares then reserved for issuance hereunder as a result of Options outstanding shall be adjusted by substituting for the total number and class of shares of common stock then reserved that number and class of shares of common stock that would have been received by the owner of an equal number of outstanding shares of each class of common stock as the result of the event requiring the adjustment.

            c. After a merger of one or more corporations with TLC or after a consolidation of TLC and one or more corporations, Thimons shall, at no additional cost, be entitled upon exercise of an Option to receive pursuant to this Agreement in lieu of the number and class of shares as to which he would be entitled to exchange pursuant to paragraph 2 hereof, the number and class of shares of stock or other securities to which Thimons would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, Thimons had been the holder of record of the number and class of shares of common stock equal to the number and class of shares as to which he would be entitled under paragraph 2 hereof.

            d. Except as previously expressly provided, neither the issuance by TLC of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of TLC convertible into such shares or other securities, nor the increase or decrease of the number of authorized shares of stock, nor the addition or deletion of classes of stock, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, class or price of shares of common stock then subject to this Agreement.

            e. Adjustment under the preceding provisions of this section will be made by the Board of Directors of TLC in good faith, whose determination as to what adjustments will be made and the extent thereof will be final, binding, and conclusive.

      5. Authorization and Reservation of Shares. During the term of this Agreement, TLC will at all times have authorized and reserved a sufficient number of shares of its common stock to provide for the rights to exchange as provided for herein. TLC represents and warrants that (i) all stock issued to Thimons in exchange for 20/20 stock shall be validly issued, fully paid and non-assessable, and (ii) such stock shall be free of restrictions on transferability imposed by TLC other than the provisions of paragraph 8 hereof and the terms and conditions of the Holdback Agreement (defined in paragraph 8), provided however, that, subject to the provisions of paragraph 7 hereof and the terms and conditions of the


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Registration Rights Agreement (defined in paragraph 7), such stock may be subject to restrictions on transferability imposed by applicable law..

      6. No Fractional Share or Scrip. No fractional shares or scrip representing fractional shares shall be issued hereunder. Any fractional shares shall be rounded to the nearest whole share such that fractions of .50 and greater shall be rounded up to the next whole share and fractions of less than
 .50 shall be rounded down.

      7. Registration Rights Agreement. TLC acknowledges and agrees that the TLC shares issuable to Thimons pursuant to this Agreement (a) shall be included as part of the shares that are subject to that certain Registration Rights Agreement dated concurrently herewith between TLC and the shareholders of 20/20 (the "Registration Rights Agreement"), and (b) shall be included in any obligation of TLC to register shares of former 20/20 shareholders on the Toronto Stock Exchange pursuant to the TLC Exchange Agreement.

      8. Holdback Agreement. The parties acknowledge and agree that the TLC shares to which Thimons may be entitled pursuant to this Agreement are subject to the terms and conditions of that certain Holdback Agreement dated concurrently herewith between TLC and the shareholders of 20/20 (the "Holdback Agreement") and that any TLC shares issued to Thimons pursuant to this Agreement shall be subject to the terms and conditions of the Holdback Agreement. In the event TLC is entitled to indemnification under the Holdback Agreement prior to a time that Thimons has exercised all of his Options, then the exchange ratio set forth in paragraph 2 hereof shall be modified so that the number of TLC shares that Thimons receives pursuant to this Agreement upon exercise of an Option shall be adjusted so that upon the exercise of an Option, Thimons receives the number and class of shares of stock or other securities to which Thimons would have been entitled pursuant to the terms of the Holdback Agreement if, immediately prior to the exercise of such Options, Thimons had been the holder of record of the number and class of shares of common stock equal to the number and class of shares as to which he would be entitled under paragraph 2 hereof. Thimons acknowledges that he is an "Insider" for purposes of the Holdback Agreement.

      9. Miscellaneous. This Agreement shall be governed by and construed under the laws of the State of Maryland. The titles of the sections and subsections of this Agreement are for convenience only and are not to be considered in construing this Agreement. This Agreement does not entitle Thimons to any voting rights or other rights as a shareholder of TLC with respect to any shares that are the subject matter hereof prior to the exercise of the Options as provided for herein. All notices required or permitted to be given under


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this Agreement shall be in writing and shall be delivered in person, by telecopy, by express courier or by certified mail, return receipt requested, postage prepaid.

            IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first set forth above.


                                          TLC:

                                          TLC The Laser Center, Inc.


                                          By: /s/ R.J. Kelly
                                              ----------------------------------
                                              Ronald Kelly, Vice President

                                          THIMONS:


                                              /s/ J. James Thimons
                                              ----------------------------------
                                                  J. James Thimons, O.D.

Acknowledged and Agreed To:

20/20 Laser Centers, Inc.


By: /s/ Elizabeth A. Karmin
    -------------------------


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